UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated January 17, 2025 titled “GeoPark Announces 2025 Work Program”

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES 2025 WORK PROGRAM

OPTIMIZED PORTFOLIO FOCUSED ON MAXIMIZING VALUE

DIFFERENTIATED ASSET BASE FOR LONG-TERM SUSTAINABLE GROWTH

Bogota, Colombia – January 17, 2025 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, announces its 2025 Work Program (the “Program”), approved by the Board of Directors.

The Program is designed to deliver increasing value to its shareholders through disciplined capital allocation, operational excellence, and sustainable growth. The Program integrates and responds to the following key principles of GeoPark’s “North Star” strategy:

1.	Highly Profitable, Dependable and Sustainable

•	More than $400 million of annual EBITDA generation (EBITDA margin > 50%); ROACE[1] > 30%

•	Underpinned by operational excellence and a comprehensive sustainability strategy

•	Decreasing environmental footprint: 35-40% carbon intensity reduction vs 2020

2.	Focused on Growth Through Big Assets, Big Basins and Big Plays

•	Distinctive Assets: Llanos 34, CPO-5, Vaca Muerta

•	Differentiated Basins: Conventional and unconventional

•	Diversified Footprint: Colombia, Argentina, Brazil

3.	Near Term Performance, Long Term Vision and Targets

•	Target 70,000 boepd mid-term (2028), 100,000 boepd long-term (2030)

•	Strong organic footprint leveraged by accretive inorganic opportunities

4.	Financial Flexibility and Stewardship

•	Net Debt to EBITDA 1.5-2.1x @ $70-80/bbl

•	Strong cashflow generation ($120-180 million ending cash)

•	Diversified financing sources available; proactive hedging strategy

5.	Competitive Shareholder Returns while Driving Sustainable Growth

•	Maintain an annual dividend of $30 million

1 Return on Average Capital Employed.

2025 Work Program Guidance ($70-80/bbl Brent)

The table below provides the main highlights of the 2025 work program:

2025 Work Program	$70-80/bbl Brent
Average Production	35,000 boepd (± 2,500 boepd)[2]
Capital Expenditures	$275 – 310 million
Adjusted EBITDA	$350 – 430 million
RRR Target	100%
Lifting Cost	$12 – 14/bbl
Total Wells (Gross)	23 – 31

The $275-310 million CAPEX program will support production of 35,000 boepd (± 2,500 boepd range) across Colombia (26,000 boepd), Vaca Muerta (7,400 boepd), Ecuador (1,000 boepd) and Brazil (600 boepd). The production mix is expected to be approximately 97% oil and 3% natural gas, with 22% unconventional and 78% conventional.

The activity set considers drilling 23-31 gross wells (including 10-15 gross exploration and appraisal wells), with approximately 65% to be allocated to development activities and 35% to exploration and appraisal activities.

•	Vaca Muerta - 10-12 wells, $195-220 million:

-	Mata Mora Norte Block: Focus on accelerating production and reserves growth through the continued development of the block and alignment with critical infrastructure requirements. 7-8 gross development wells plus necessary infrastructure and facilities expansion to continue optimizing operations and delivering increased volumes to market

-	Confluencia Sur Block: Focus on the continued de-risking of the block through exploration drilling that continues the successful 2024 exploration campaign. CAPEX includes 3-4 gross exploration wells, as well as the net carry consideration of the committed exploratory activity, which will complete GeoPark’s obligation in full

•	Colombia - 13-19 wells, $80-90 million:

-	Llanos 34 Block: Focus on maximizing recovery factors in the fields, managing the decline through an optimization of base production (waterflooding, pilot polymer flooding project, pump upsizing projects and workovers) and maximizing economics. 5-7 gross development, appraisal and injector wells, plus infrastructure and facilities

-	CPO-5 Block: Drilling campaign will focus exclusively on exploration activities, with 2-4 exploration wells expected. The Indico field has been fully developed, hence activities will concentrate on managing its production decline through a workover campaign

-	Llanos Exploration: Focus on increasing production and reserves, through the delineation and development of the new discoveries in the Llanos 123 Block (Toritos, Saltador and Bisbita) and drilling the first exploration wells in the Llanos 104 Block. 5-6 gross wells

-	Putumayo: The Platanillo field has been shut in due to a high cost structure, and has no production included in the 2025 guidance. Activities in the basin will focus on continuing the exploration campaign initiated in 4Q2024 in the PUT-8 Block. 1-2 gross wells

The North Star strategy envisions achieving an annual Reserves Replacement Ratio (RRR) ≥100%. This Program aligns with that goal by driving organic and inorganic growth opportunities.

Lifting Cost is expected to be $12-14/bbl for the consolidated operation and $7-9/bbl for Vaca Muerta.

2 This guidance is subject to the regulatory closing of the Vaca Muerta acquisition, expected in 1Q2025. For reference purposes, a delay in the closing impacts the guidance by approximately 4-6% each quarter.

Financial Details

Assuming a $70-80/bbl Brent base case, GeoPark expects to generate Adjusted EBITDA3 of $350-430 million4 in 2025, over 1.2 times total capital expenditures, and a ROACE above 30%.

The Work Program will be funded primarily with internal cash generation and debt. At base case prices, the 2025 ending cash stands at $120-180 million and net debt to EBITDA shows a healthy leverage ratio of 1.5-2.1x.

Oil hedging plays a crucial role in our financial strategy, ensuring competitive price realizations and downside price risk protection. As of December 31, 2024, GeoPark had hedged approximately 50% of its 2025 estimated average production5.

2025 Shareholder Returns

Supported by the Company’s robust balance sheet and operational strength, GeoPark expects to continue returning a reliable dividend payment of approximately $30 million to shareholders in 2025, representing a 6-7%6 yield at current market prices. This distribution builds on almost $300 million returned to shareholders through dividends and buybacks since 2019.

Dividend payments remain subject to Board approval and will depend on factors such as business performance, financial condition, and growth plans.

Comprehensive Sustainability Strategy

GeoPark remains committed to operational excellence while maintaining best-in-class health, safety, and environmental (HSE) practices.

Within its Greenhouse Gas (GHG) emissions reduction strategy, GeoPark expects a 35-40% Scope 1 and 2 GHG emissions intensity reduction by 2025 compared to 2020.

RECONCILIATION OF ADJUSTED EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events.

The Company is unable to present a quantitative reconciliation of the 2025 Adjusted EBITDA which is a forward-looking non-GAAP measure, because the Company cannot reliably predict certain of the necessary components, such as write-off of unsuccessful exploration efforts or impairment loss on non-financial assets, etc. Since free cash flow is calculated based on Adjusted EBITDA, for similar reasons, the Company does not provide a quantitative reconciliation of the 2025 free cash flow forecast.

3 The Company is unable to present a quantitative reconciliation of the 2024 Adjusted EBITDA which is a forward-looking non-GAAP measure, because the Company cannot reliably predict certain of the necessary components, such as write-off of unsuccessful exploration efforts or impairment loss on non-financial assets, etc. Since free cash flow is calculated based on Adjusted EBITDA, for similar reasons, the Company does not provide a quantitative reconciliation of the 2025 free cash flow forecast.

4 Assuming a $5-6 Vasconia/Brent differential and a $3-4 Medanito/Brent differential.

5 Net average production after economic rights and royalties. GeoPark monitors market conditions on a continuous basis and may enter into additional commodity risk management contracts to secure minimum oil prices for its 2025 production and beyond.

6 Calculated as expected shareholder returns (dividends), divided by GeoPark’s average market capitalization as of December 31, 2024.

For further information, please contact:

INVESTORS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com

Miguel Bello Investor Relations Officer	mbello@geo-park.com

Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentages included in this press release have not in all cases been calculated on the basis of such rounded amounts, but on the basis of such amounts prior to rounding. For this reason, certain percentages in this press release may vary from those obtained by performing the same calculations on the basis of the amounts in the financial statements. Similarly, certain other amounts included in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, drilling campaign, production guidance, closing of acquisition transaction and production consolidation. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: January 17, 2025